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09056353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESPAC HAWAII SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 NORTH KING STREET, SUITE 411
(No. and Street)

HONOLULU (City) HI (State) 96817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE T. ICHINOSE, JR (808) 536-6983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID E. LATHAM, C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU (City) HI (State) 96813 (Zip Code)

RECD S.E.C.
MAR 19 2009
608

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19

OATH OR AFFIRMATION

I, EUGENE T. ICHINOSE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESPAC HAWAII SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH ★ NOTARY 96-123 PUBLIC ★ STATE OF HAWAII

Signature

Chief Financial & Operations Officer
Title

Notary Public
Joleen M. English, Notary Public, State of Hawaii
My Commission Expires: 10/10/12

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: 2-20-09 **# Pages:** 3

Notary Name: **Joleen M. English** **First Circuit**

Doc. Description: SEC Form X-17A-5 Part III Facing Page with attachment

Notary Signature 3/12/09 Date

NOTARY CERTIFICATION

JOLEEN M. ENGLISH ★ NOTARY 96-123 PUBLIC ★ STATE OF HAWAII

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 20, 2009

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc., for the year ended December 31, 2008, and have issued my report thereon dated February 20, 2009.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Because Wespac does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Wespac in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

As part of my study I verified that Wespac Hawaii Securities, Inc., has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering.

My study and evaluation of the system of accounting control for the year ended December 31, 2008, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

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